Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company”)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
RANDGOLD SHAREHOLDERS APPROVE KIBALI TRANSACTION
Jersey, 16 December 2009 — On 31 October 2009, Randgold Resources Limited announced that, together with AngloGold Ashanti Limited (“AngloGold”), it had entered into an agreement (“Sale and Purchase Agreement”) for the acquisition of a further 20% interest in Kibali Goldmines s.p.r.l. (“Kibali Goldmines”) from L’Office des Mines d’Or de Kilo-Moto (“OKIMO”) for an aggregate consideration of approximately US$113.6 million (the “Kibali Acquisition”). As set out in the circular sent to Randgold shareholders on 30 November 2009, one of the conditions precedent to completion of the Kibali Acquisition was the approval by Randgold shareholders of the Kibali Acquisition.
Randgold is pleased to announce that, at the extraordinary general meeting held earlier today, shareholders of the Company passed the resolution to approve the acquisition by Kibali (Jersey) Limited (“Kibali (Jersey)”) of shares in Kibali Goldmines.
The final voting figures are shown below:

ORDINARY RESOLUTION	FOR	AGAINST	ABSTENTIONS
1. The proposed acquisition by Kibali (Jersey) Limited of shares in Kibali Goldmines s.p.r.l. be and is hereby approved	61,646,329	4,589	6,868
(Resolution 1)
RESOLUTION CARRIED
99.99% of those Randgold shareholders present and voting voted in favour of the Kibali Acquisition.
Randgold and Kibali (Jersey) will now work with OKIMO to satisfy the remaining conditions precedent under the Sale and Purchase Agreement with a view to closing the transaction before the end of the year.
ENQUIRIES

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
HSBC Bank plc, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and AngloGold and no one else in connection with the Kibali Acquisition and will not be responsible to anyone other than Randgold and AngloGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Kibali Acquisition, the contents of this announcement or any other matter referred to herein.
ABOUT RANDGOLD

Randgold is a gold mining and exploration company with its principal activities focused on West Africa and stated proven and probable reserves of 8.82 Moz as at 31 December 2008 for Loulo and Tongon and 30 April 2009 for Morila. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila joint venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 89% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Senegal and the Democratic Republic of the Congo.
On 15 October 2009, Randgold acquired a 50% indirect interest in Moto through a joint venture with AngloGold. Moto is a gold exploration and development company which owns a 70% stake in the Kibali Gold Project in the north-east of the Democratic Republic of the Congo and has advanced the project from exploration through to feasibility. The project is a joint venture between OKIMO and Moto and covers an area of approximately 1 836 km2 with significant mineral resources and growth potential.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including the Kibali Gold Project) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, in the section entitled “Risk Factors” in Randgold’s shareholder circular published on 30 November 2009 and the risk factors contained in the Moto management information circular dated 10 September 2009 which was filed and is available on the SEDAR website at www.sedar.com. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC generally permits companies, in their filings with the SEC, to disclose only those mineral deposits that qualify as proven and probable ore reserves for purposes of the SEC’s Industry Guide 7. Under the SEC’s Industry Guide 7 standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve determination is made. We use certain terms in this release, such as “inferred”, “indicated” and “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
RANDGOLD QUALIFIED PERSONS
The mineral reserve estimate related to the Loulo Gold Mine was reviewed and approved by Herbert Gerald Waldeck and Mark David Wanless of SRK Consulting (South Africa) (Pty) Ltd (“SRK”) (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”)) and documented in the Technical Report on the Loulo Gold Mine, Randgold Resources, Mali, dated 3 September 2009. The mineral reserve estimate related to the Tongon Project was reviewed and approved by Mark David Wanless and Herbert Gerald Waldeck of

SRK and documented in the Technical Report on the Tongon Development Project, Ivory Coast, dated 10 September 2009. The mineral resource estimate related to the Massawa Project was reviewed and approved by Mark David Wanless of SRK and documented in the Technical Report on the Massawa Project, Senegal, dated 3 September 2009. The mineral reserve estimate related to the Morila Gold Mine was reviewed and approved by Shaun Wayne Crisp (a Qualified Person under NI 43-101) and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Morila Gold Mine, Randgold Resources, Mali, dated 3 September 2009. Each of these reports is available on the SEDAR website at www.sedar.com.
The JORC Code reporting guidelines referred to in this release are equivalent to the guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) under NI 43-101, and if presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the mineral resource presentation would be materially the same.
Randgold Resources Limited
David Haddon
General Counsel and Secretary
Tel: +44 1534 735 333